SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: December 22, 2014

List of materials

Documents attached hereto:

i) Press release Announcing the Start of a Logistics Joint Venture

December 22, 2014
For Immediate Release

MITSUI-SOKO HOLDINGS Co., Ltd. Sony Corporation

Announcing the Start of a Logistics Joint Venture

MITSUI-SOKO HOLDINGS Co., Ltd. (“Mitsui-Soko”, together with its consolidated subsidiaries, “Mitsui-Soko Group”) and Sony Corporation (“Sony”, together with its consolidated subsidiaries, “Sony Group”) today announced that they have concluded definitive agreements pursuant to which Sony Group will accept capital investments from Mitsui-Soko into the logistics business that Sony operates in Japan, Thailand, and Malaysia through its subsidiaries, thereby starting a joint venture (the “Transaction”).  The joint venture will continue to provide distribution services for Sony, as well as cultivate additional business by meeting third-party demand for distribution services.

Through the Transaction, Sony is aiming to enhance the quality of distribution services for its electronics businesses and to further increase its cost competitiveness, while Mitsui-Soko is aiming to increase its corporate value by offering new platform-based services.

The summary of the Transaction is as follows:

(1)
Sony Group will relocate its logistics operations in Thailand and Malaysia under the umbrella of Sony Supply Chain Solutions, Inc. (“SSCS-J”), which currently operates Sony’s logistics operations in Japan, Internal Procurement Office (“IPO”) operations and Customer Service (“CS”) operations.  To achieve this, Sony will conduct the following transactions:

1.	SSCS-J will acquire all of the shares of Sony Supply Chain Solutions (Thailand) Ltd. (“SSCS-T”), a subsidiary of Sony that operates its logistics operations in Thailand; and
2.
SSCS-J will establish a new company in Malaysia (“New Malaysia Company”) and Sony Supply Chain Solutions (Malaysia) Sdn. Bhd. (“SSCS-M”), a consolidated subsidiary of Sony that operates its logistics operations and IPO operations in Malaysia, will transfer its logistics business to New Malaysia Company.

(2)
After relocating the IPO and CS operations currently in SSCS-J to different organizations within Sony Group, 66% of the shares of SSCS-J, whose sole function at this point will then become running logistics operations, will be transferred from Sony to Mitsui-Soko.  As a result, SSCS-J will become a company that operates a logistics joint venture between Mitsui-Soko and Sony.

After the Transaction, Sony will hold 34% and Mitsui-Soko will hold 66% of the shares in SSCS-J.

As consideration for the (i) acquisition of SSCS-T shares by SSCS-J, (ii) transfer of the SSCS-M logistics business to New Malaysia Company, and (iii) acquisition by Mitsui-Soko of 66% of the shares of SSCS-J, Sony Group will receive a total of approximately 18,000 million yen from Mitsui-Soko Group.

Sony Group possesses global distribution services for its electronics businesses as well as human resources with a wealth of experience outside of Japan.  To further enhance the competitive ability of its distribution operations, Sony Group is allying with Mitsui-Soko as a strategic partner in the Transaction.  The Transaction will permit Sony Group to benefit from and utilize, through the joint venture, Mitsui-Soko Group’s sales network and extensive knowledge of and experience in the distribution industry.  These should enable Sony Group to maintain and enhance the quality of distribution services for its electronics businesses and to further increase its cost competitiveness.

Mitsui-Soko Group developed its medium-term management plan “MOVE 2013” in order to speed up growth of the entire group and realize its business strategies.  The plan identifies development and deployment of platform-based services as a central business policy, along with the concentration of investments mainly in the Asia-Pacific sector.  The Transaction should permit Mitsui-Soko to benefit from and utilize Sony Group’s experienced human resources and global distribution services framework, including Sony Group’s experience in closely coordinating distribution and production plans.  These should enable Mitsui-Soko to establish platform-based services that take the entire supply chain – from the procurement of components to manufacture to sales – into consideration and, with these, to aim to expand direct sales of its distribution business.

The Transaction is scheduled to be completed in April 2015, subject to the receipt of necessary regulatory approvals.  Due to this timetable, the Transaction has no impact on the consolidated financial results forecast for the current fiscal year for either Sony or Mitsui-Soko.  Impacts on the consolidated financial results for the next fiscal year are currently under evaluation.

Basic information about the companies that will operate the joint venture (at a scheduled completion date of the Transaction)

Item	Japan (SSCS-J)	Thailand (SSCS-T)	Malaysia (New Malaysia Company)
Corporate name	To be decided upon through deliberation by Sony and Mitsui-Soko	To be decided upon through deliberation by Sony and Mitsui-Soko	To be decided upon through deliberation by Sony and Mitsui-Soko
Head office	31-1 Nishi-gotanda 1-chome, Shinagawa-ku, Tokyo	2126 Kromadit Building, 5th Floor, New Petchburi Road, Bangkapi, Huay Kwang, Bangkok 10310, Thailand	Lot 524, Jalan P10/10, 43650 Bandar Baru Bangi, Selangor D.E., Malaysia
Representative	Seiichi Kawasaki	To be decided upon through deliberation by Sony and Mitsui-Soko	To be decided upon through deliberation by Sony and Mitsui-Soko
Business outline	Logistics operations	Logistics operations	Logistics operations
Stated capital	1,550 million yen	12.2 million Thai baht	To be decided upon through deliberation by Sony and Mitsui-Soko
Date established	February 1962	December 1989	To be decided upon through deliberation by Sony and Mitsui-Soko
Major shareholders and shareholding ratio	Mitsui-Soko 66% Sony 34%	Japan (SSCS-J) 49%	Japan (SSCS-J) 100%
Relationship with Mitsui-Soko	There are no applicable capital or personnel relationships. There is an ordinary transactional relationship with affiliated companies of the purchaser, Mitsui-Soko, but this sum is negligible.	There are no applicable capital or personnel relationships. There is an ordinary transactional relationship with affiliated companies of the purchaser, Mitsui-Soko, but this sum is negligible.	There are no applicable capital or personnel relationships.

Operating performance and financial condition of logistics business for the last 3 years

Settlement term	March 31, 2012	March 31, 2013	March 31, 2014
Sales	33,954 million yen	27,493 million yen	27,867 million yen
Operating income	1,314 million yen	1,357 million yen	1,423 million yen

*The above figures were derived on a simple additive basis from the figures for the logistics operations of SSCS-J, SSCS-T, and SSCS-M, and are not necessarily indicative of or intended to represent the results that would have been achieved had the Transaction been consummated at the beginning of the year ending March 31, 2012 or that may be achieved in the future.  In addition, financial statements for the logistics operations in isolation are not created, so only the figures for which disclosure is possible – sales and operating income – are listed here.

Basic information about Sony (as of March 31, 2014)

(1)	Corporate name	Sony Corporation
(2)	Head office	7-1 Konan 1-chome, Minato-ku, Tokyo
(3)	Name and title of representative	President and CEO, Representative Corporate Executive Officer Kazuo Hirai
(4)	Business outline	Manufacture and sale of electronic and electrical machines and equipment
(5)	Stated capital	646,654 million yen
(6)	Date established	May 7, 1946
(7)	Net assets	2,783,141 million yen (consolidated)
(8)	Total assets	15,333,720 million yen (consolidated)
(9)	Major shareholders and shareholding ratio
Moxley and Co. LLC
The Bank of New York Mellon SA/NV10
The Master Trust Bank of Japan, Ltd. (Trust Account)
Japan Trustee Services Bank, Ltd. (Trust Account)
State Street Bank and Trust Company
Japan Trustee Services Bank, Ltd. (Trust Account 6)
Japan Trustee Services Bank, Ltd. (Trust Account 5)
State Street Bank West Client-Treaty
Japan Trustee Services Bank, Ltd. (Trust Account 3)
Japan Trustee Services Bank, Ltd. (Trust Account 2)
9.00% 4.59% 4.28% 3.99% 1.80% 1.09% 1.09% 1.08% 1.08% 1.08%
(10)	Relationship with the purchaser	There are no applicable capital, personnel, or transactional relationships, or related parties.

Basic information about Mitsui-Soko (as of March 31, 2014)
(1)	Corporate name	MITSUI-SOKO Co., Ltd. (changed its corporate name to “MITSUI-SOKO HOLDINGS Co., Ltd.” on October 1, 2014)
(2)	Head office	20-1 Nishi-shimbashi 3-chome, Minato-ku, Tokyo
(3)	Name and title of representative	President and CEO Kei Fujioka
(4)	Business outline	Warehousing Business Seaport Operations Business Global Flow Business Global Express Business Logistics System Business BPO Business Real Estate Business Other Businesses
(5)	Stated capital	11,100 million yen
(6)	Date established	October 11, 1909
(7)	Net assets	65,936 million yen (consolidated)
(8)	Total assets	220,728 million yen (consolidated)
(9)	Major shareholders and shareholding ratio
Japan Trustee Services Bank, Ltd. (Trust Account)
Mitsui Life Insurance Co., Ltd.
Mitsui Sumitomo Insurance Co., Ltd.
NORTHERN TRUST CO.
(AVFC) RE 15PCT TREATY ACCOUNT
Sumitomo Mitsui Banking Corporation
RBC ISB A/C DUB NON RESIDENT-TREATY RATE
Credit Suisse Securities (Europe) Ltd.
PB Omnibus Client Account
The Master Trust Bank of Japan, Ltd. (Trust Account)
Takenaka Corporation
Mitsui-Soko Group Employee Stock Ownership Plan
6.87% 6.31% 5.63% 4.74% 2.80% 2.53% 2.42% 2.40% 2.00% 1.88%
(10)	Relationship with the seller	There are no applicable capital, personnel, or transactional relationships, or related parties.

Details of (i) the number of shares of the company, which will become subsidiary of Mitsui-Soko, acquired by Mitsui-Soko, (ii) acquisition cost, and (iii) ownership of shares before and after the share transfer
(1)	Ownership of shares before transfer	0 shares (Ownership percentage: 0%)
(2)	Number of shares acquired	2,046,000 common shares of SSCS-J
(3)	Aggregate payment through This Transaction	Approximately 18,000 million yen (includes compensation for acquisition by SSCS-J of the shares of SSCS-T and for receipt by New Malaysia Company of the logistics business of SSCS-M)
(4)	Ownership of shares after transfer	2,046,000 shares (Ownership percentage: 66%)